Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report on Form 10-Q of Intraware, Inc. (the "Company") for the period ended November 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-Q"), I, Peter H. Jackson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 11, 2008

/s/ PETER H. JACKSON
_____

Peter H. Jackson
*Chairman, Chief Executive Officer and President of
Intraware, Inc.
(Chief Executive Officer)*

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report on Form 10-Q of Intraware, Inc. (the "Company") for the period ended November 30, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Form 10-Q"), I, Wendy A. Nieto, Chief Financial Officer and Executive Vice President of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: January 11, 2008

/s/ WENDY A. NIETO
_____

Wendy A. Nieto
*Chief Financial Officer and Executive Vice President of
Intraware, Inc.
(Chief Financial Officer)*